September 28, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549-7010

Attention:	Ms. Cecilia Blye, Chief
Office of Global Security Risk

Re:	The Boeing Company
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 1-442

Dear Ms. Blye:

Set forth below are the responses of The Boeing Company (the “Company” or “Boeing”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated September 14, 2012, relating to the Company's Form 10-K for the year ended December 31, 2011 filed February 9, 2012. For your convenience, we have recited the Staff's comments in italicized, bold type and have followed each comment with our response.

General

1.
It appears from your website that you have performed certain technical services at the Damascus International Airport, Syria, for the purpose of accommodation of the Boeing 747-8 aircraft. In addition, in your letter dated October 14, 2009, you told us that you had derived revenues from Cuba, Iran, Sudan, and Syria during the previous three fiscal years by providing certain products and services. Your Form 10-K does not include disclosure regarding operations associated with those countries.

As you know, Cuba, Iran, Sudan, and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, joint ventures, or other direct or indirect arrangements, since the referenced letter. Your response should describe any products, equipment, components, software, technology, information, support, or services that you have provided or intend to provide into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Since the Company's letter to the Commission dated October 14, 2009 (the “Prior Letter”), Boeing has not provided—nor does it anticipate providing—any products, equipment, components, software, technology, information, support, or services in or to Cuba, Iran, Sudan and Syria (the “Sanctioned Countries”), nor has Boeing had any contacts with entities based in the Sanctioned Countries, except as specifically described below.

Boeing's contacts with the Sanctioned Countries since the date of the Prior Letter have consisted of: (a) aircraft overhaul services provided to Syrian Arab Airlines by Alsalam Aircraft Company (“Alsalam”), a Saudi Arabian company in which Boeing holds an equity interest, as well as communications between Alsalam and the Syrian customer regarding such services, (b) safety-of-flight services, the production and sale of navigation materials, and overflight permit procurement services, and (c) commercial satellite services performed on behalf of a non-sanctioned entity that is owned in part by a consortium with minority investors from Sudan and Syria, as well as preliminary discussions in 2012 directly with the consortium regarding additional commercial satellite services.

Boeing's activities in or contacts with governments or entities based in a Sanctioned Country, including each of the activities described in this letter, are performed in full compliance with U.S. laws and regulations, either with “no license required” or with authorization pursuant to licenses from the Treasury Department's Office of Foreign Assets Control (“OFAC”) and/or the Commerce Department's Bureau of Industry and Security (“BIS”).

Trade control and sanctions compliance oversight at Boeing is overseen by its Global Trade Controls (“GTC”) organization under the Office of Internal Governance. In addition, Boeing maintains a formal export compliance program that includes policies, procedures, and employee training. In collaboration with Boeing's business units and other key functional areas within the Company, GTC reviews all proposed contacts with the Sanctioned Countries before the release of goods or information or the provision of services.

Set forth below are more detailed descriptions of each contact with the Sanctioned Countries:

(a)
Aircraft Overhaul. During 2011, Alsalam provided aircraft overhaul services, which services used parts and technical information from Boeing, to Syrian Arab Airlines. These services were authorized by U.S. export licenses and were performed at facilities outside the Sanctioned Countries. Alsalam and Boeing ceased providing parts and services and Alsalam suspended the underlying aircraft overhaul agreement upon the issuance of Executive Order 13582, effective as of August 18, 2011. That Executive Order imposed new economic sanctions against Syria. Boeing accounts for Alsalam as a consolidated subsidiary, and Boeing's consolidated revenues include approximately $24.9 million generated from Syrian Arab Airlines as a result of these services. These amounts are not material to Boeing's annual revenues, which totaled approximately $68 billion in 2011. Since the cessation of services, Syrian Arab Airlines has communicated its continued desire that Alsalam resume providing the terminated services. Alsalam has denied such requests based upon the restrictions of the Executive Order. In addition, prior to the cessation of services, certain of Alsalam's discussions regarding these services included participation by Syrian government officials.

(b)
Safety-of-Flight Services, Navigation Materials, and Overflight Permit Services. Safety-of-flight services consist of the provision of technical information, support for aircraft flown by operators from non-sanctioned countries, and assistance with certain accident investigations related to the Sanctioned Countries at the request of the U.S. National Transportation Safety Board. Boeing's activities in these areas are pursuant to U.S. government authorization. The “technical services at the Damascus International Airport” referenced in the Staff's letter consisted of a report prepared in 2010 at the request of Cargolux Airlines International of Luxembourg (“Cargolux”). The report, which was drafted per International Civil Aviation Organization (“ICAO”) guidelines using Google Earth and other publicly available information, evaluated Damascus International Airport's compliance with ICAO criteria to ensure safe flight for their recently delivered new 747-8 aircraft. In 2011, Boeing received a license from BIS permitting Cargolux to share the report with civil aviation authorities in Syria. In addition, Boeing sells flight navigation materials to customers in the Sanctioned Countries pursuant to an exemption in the OFAC sanctions program for certain informational items. In order to produce these materials, Boeing subscribes to aeronautical information publications from the Sanctioned Countries under the aforementioned OFAC exemption.

The table below sets forth the annual revenues for sales of flight navigation materials related to each of the Sanctioned Countries.

($ millions)
Country	2009	2010	2011	6 months ended June 30, 2012
Cuba	$0.5	$0.5	$0.5	$0.3
Iran	1.8	1.9	1.4	0.4
Sudan	0.1	*	*	*
Syria	0.9	0.6	0.5	0.2
Total	$3.3	$3.0	$2.4	$0.9
* Denotes less than $0.1

These amounts are not material to Boeing's annual revenues, which totaled approximately $68 billion in 2011.

In addition, pursuant to an OFAC exemption—or, in the case of Cuba, pursuant to an OFAC license—Boeing obtains overflight permits from civil aviation authorities in the Sanctioned Countries on behalf of non-sanctioned country customers planning to fly through airspace controlled by these countries.

(c)
Communication Satellites. Boeing performs in-orbit maintenance services for two commercial satellites launched in 2008 on behalf of a non-sanctioned entity partly owned by a multinational consortium in which Sudan and Syria have participation interests of less than 2.5% in the aggregate. In addition, Boeing is engaged in preliminary discussions with this consortium related to potential additional commercial communication satellite services. Boeing has had no direct contact with Sanctioned Countries in connection with any of these commercial satellite activities.

2.
Please discuss for us the materiality of your contacts with Cuba, Iran, Sudan, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

As discussed in greater detail in our response to Comment No. 1 above, Boeing's contacts with the Sanctioned Countries since the Prior Letter have been limited to (a) aircraft overhaul services provided to Syrian Arab Airlines by Alsalam, as well as communications between Alsalam and the Syrian customer regarding such services, (b) safety-of-flight services, the production and sale of navigation materials, and overflight permit procurement services, and (c) commercial satellite services performed on behalf of a non-sanctioned entity that is owned in part by a consortium with minority investors from Sudan and Syria, as well as preliminary discussions in 2012 directly with the consortium regarding additional commercial satellite services.

Boeing recognized approximately $24.9 million of revenues since fiscal 2009 in connection with the above-described aircraft overhaul services provided by Alsalam prior to the issuance of Executive Order 13582. Also, Boeing generated approximately $3.3 million, $3.0 million and $2.4 million in fiscal 2009, 2010 and 2011, respectively, for the sale of flight navigation materials related to the Sanctioned Countries. Boeing does not consider the level of activity and/or sales in or on behalf of entities in the Sanctioned Countries as cited above to be quantitatively material.

Boeing's minimal contacts with Sanctioned Countries are designed to be in full compliance with applicable U.S. law and regulations. Boeing has an export control and sanctions compliance program that includes training designed to ensure that all activity relating to the listed countries is conducted in conformity with applicable law. Export control and compliance programs are likewise established within other Boeing-owned or Boeing-controlled entities. These programs include trade control specialists assigned within Boeing's business units to advise on business transactions and monitor compliance.

Boeing also has established policies and procedures designed to ensure that Company personnel involved in international business and exporting activity are knowledgeable and positioned to prevent any impermissible contact as well as ensure that parties to any business transactions are screened against the appropriate U.S. government Specially Designated, Denied Parties and other lists. In addition, the Company engages directly and regularly with U.S. government regulators to keep them informed of Boeing's business interests and activities with respect to these countries.

Boeing has a demonstrated commitment to compliance with U.S. export laws and regulations. As such, Boeing believes that its sales to these countries are not and should not be regarded as qualitatively or quantitatively material to a reasonable investor making an investment decision. Based on the materiality of these activities, Boeing also believes that divestment activities and similar initiatives at the state or local level or otherwise should not affect a reasonable investor's assessment of our reputation or share value.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that the Staff contact the undersigned at (312) 544-2165 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

/s/ Diana L. Sands

Diana L. Sands
Vice President of Finance & Corporate Controller
The Boeing Company